UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2009

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Interim Unaudited Consolidated Statements of Retained Earnings and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows

On October 13, 2009, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2009.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2009 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter of the 2009 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 14, 2009

EXFO Reports Fourth-Quarter and Year-End Results for Fiscal 2009

▪	Annual sales decrease 5.9% in the current economic environment
▪	Record cash flows from operations attain US$22.6 million
▪	Gross margin improves for a seventh consecutive year to reach 61.3%
▪	Cash position of US$69.7 million and no debt

QUEBEC CITY, CANADA, October 13, 2009—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSX: EXF) reported today fourth-quarter and year-end financial results for the fiscal year ended August 31, 2009.

Annual sales decreased 5.9% to US$172.9 million in fiscal 2009 from US$183.8 million in 2008. In the fourth quarter of 2009, sales reached US$36.5 million compared to US$43.6 million in the previous quarter and US$50.9 million in the fourth quarter of 2008. Overall for fiscal 2009, net bookings decreased 2.2% to US$180.5 million from US$184.6 million in 2008 for an annual book-to-bill ratio of 1.04. In the fourth quarter of 2009, net bookings totaled US$40.7 million for a book-to-bill ratio of 1.11 compared to US$40.2 million in the third quarter of 2009 and US$45.7 million in the fourth quarter of 2008.

Gross margin improved for a seventh consecutive year to reach 61.3% of sales in fiscal 2009. In the fourth quarter of 2009, gross margin amounted to 60.0% compared to 62.3% in the previous quarter and 59.9% in the fourth quarter of 2008.

In fiscal 2009, GAAP net loss totaled US$16.6 million, or US$0.27 per share, including US$21.7 million for impairment of goodwill, US$5.1 million in amortization of intangible assets, US$1.4 million in stock-based compensation costs and US$1.2 million in restructuring charges. These items were partially offset by US$1.9 million for the recognition of previously unrecognized R&D tax credits and US$0.9 million for the net recovery of income taxes. These items resulted in a net income tax recovery of US$2.6 million.

In fiscal 2008, GAAP net earnings reached US$18.4 million, or US$0.27 per diluted share, including US$6.5 million for the net recovery of income taxes and an extraordinary gain of US$3.0 million related to the negative goodwill on the acquisition of Navtel Communications. These items were partially offset by US$3.9 million in amortization of intangible assets and US$1.3 million in stock-based compensation costs. These items resulted in a net income tax recovery of US$0.9 million.

In the fourth quarter of 2009, GAAP net loss amounted to US$1.2 million, or US$0.02 per share, including US$1.2 million in restructuring charges, US$1.1 million in amortization of intangible assets, and US$0.4 million in stock-based compensation costs. These items were offset by US$1.9 million for the recognition of previously unrecognized R&D tax credits and US$0.9 million for the net recovery of income taxes. These items resulted in a net income tax expense of US$0.1 million.

In the third quarter of fiscal 2009, GAAP net loss totaled US$23.3 million, or US$0.39 per share. EXFO recorded a non-cash charge of US$21.7 million for impairment of goodwill and a foreign exchange loss of US$4.7 million in the third quarter of 2009. GAAP net loss in the third quarter of 2009 also included US$1.4 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. These items resulted in a net income tax recovery of US$2.3 million.

In the fourth quarter of 2008, GAAP net earnings amounted to US$3.3 million, or US$0.05 per diluted share, including US$1.4 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. These items resulted in a net income tax recovery of US$0.2 million.

“EXFO made significant progress navigating through the severe global economic recession in fiscal 2009 and I believe we continued to gain market share from a reduced telecom test and service assurance pie,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “I’m particularly pleased with our Protocol business which grew 63.1% on full-year revenue contributions from the Brix and Navtel acquisitions and on our focus on IP convergence — both in fixed and mobile communication networks — to account for more than one-third of Telecom revenues. We also continued building for the future in key telecom growth sectors with 26 new product introductions, including several game-changing solutions.”

“It was more challenging on the EBITDA side, given lower sales volume caused by the recession, but actions were taken to align our operating expenses to market conditions through a US$6 million annualized cost-reduction plan in the fourth quarter,” Mr. Lamonde added. “I’m pleased we still raised our gross margin for a seventh consecutive year to reach 61.3%, generated record cash flows from operations of US$22.6 million, and maintained a healthy balance sheet. Now that the worst of the economic recession seems to be behind us, I’m excited about EXFO’s strong strategic position to take advantage of key market opportunities and return to our profitable growth path, as reflected in our new corporate performance metrics for the next three years.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:		Q4 2009		Q3 2009		Q4 2008	FY 2009	FY 2008
	(unaudited)		(unaudited)		(unaudited)		(unaudited)
Sales:
Telecom Division		$31,509		$39,047		$45,338	$153,082		$160,981
Life Sciences & Industrial Division		4,998		4,589		5,605	19,796		22,809
Total		$36,507		$43,636		$50,943	$172,878		$183,790

Earnings (loss) from operations:
Telecom Division		$(3,238)		$(21,990)		$2,867	$(21,954)		$9,524
Life Sciences & Industrial Division		2,020		438		721	3,876		2,459
Total		$(1,218)		$(21,552)		$3,588	$(18,078)		$11,983

Other selected information:
GAAP net earnings (loss)		$(1,181)		$(23,346)		$3,314	$(16,585)		$18,424
Recognition of previously unrecognized R&D tax credits		$(1,902)	$	−	$	−	$(1,902)	$	−
Amortization of intangible assets		$1,147		$1,355		$1,402	$5,067		$3,871
Restructuring charges		$1,171	$	−	$	−	$1,171	$	−
Impairment of goodwill	$	−		$21,713	$	−	$21,713	$	−
Stock-based compensation costs		$379		$383		$368	$1,409		$1,272
Net recovery of income tax		$(943)	$	−	$	−	$(943)		$(6,515)
Extraordinary gain (negative goodwill)	$	−	$	−	$	−	$ −		$(3,036)
Net income tax effect of the above items		$93		$(2,273)		$(225)	$(2,613)		$(915)

Operating Expenses
Selling and administrative expenses amounted to US$63.8 million, or 36.9% of sales, in fiscal 2009 compared to US$61.2 million, or 33.3% of sales, in 2008. In the fourth quarter of 2009, selling and administrative expenses totaled US$14.2 million, or 38.9% of sales, compared to US$16.7 million, or 38.3% of sales, in the third quarter of 2009 and US$17.0 million, or 33.4% of sales, in the fourth quarter of 2008.

Gross research and development (R&D) expenses reached US$35.8 million, or 20.7% of sales, in fiscal 2009 compared to US$32.5 million, or 17.7% of sales, in 2008. In the fourth quarter of 2009, gross R&D expenses attained US$9.0 million, or 24.7% of sales, compared to US$9.3 million, or 21.4% of sales, in the previous quarter and US$8.6 million, or 16.8% of sales, in the fourth quarter of 2008.

Net R&D expenses totaled US$27.7 million, or 16.0% of sales in fiscal 2009, compared to US$26.9 million, or 14.6% of sales, in 2008. In the fourth quarter of 2009, net R&D expenses amounted to US$5.4 million, or 14.7% of sales, compared to US$7.8 million, or 17.8% of sales, in the third quarter of 2009 and US$7.3 million, or 14.3% of sales, in the fourth quarter of 2008.

Fiscal 2009 Business Highlights

▪
Market expansion — EXFO’s annual sales decreased 5.9%, or 13.5% on an organic basis (excluding acquisitions and gains or losses from forward exchange contracts recorded in sales), largely due to the global economic recession in 2009. Protocol sales, benefiting from full-year revenue contributions from the Brix Networks and Navtel Communications acquisitions, IP convergence and network capacity upgrades on wireline and wireless networks, increased 63.1% year-over-year. The company’s Optical (-17.5%) and Copper Access (-21.8%) businesses were more affected by challenging market conditions, since many network operators deferred capital-intensive deployment decisions. Likewise, the Life Sciences and Industrial Division (-13.2%) was affected by difficult market conditions. In terms of geographic diversification, the Americas accounted for 57.4% of sales in 2009 (vs. 55.8% in 2008), Europe, Middle East and Africa (EMEA) 26.9% (vs. 28.4% in 2008), and Asia-Pacific 15.7% (vs. 15.8% in 2008). EXFO’s largest customer accounted for 11.6% of total sales, while the company’s top three customers represented 17.8%.

▪
Profitability —EXFO raised its gross margin for a seventh consecutive year to reach 61.3%, generated a record of US$22.6 million in cash flows from operations, and closed fiscal 2009 with a cash position of US$69.7 million and no debt. EBITDA dropped to US$14.5 million, or 8.4% of sales, mainly due to the global economic recession. The company implemented a restructuring plan in the fourth quarter that incurred a charge of US$1.2 million but will provide US$6 million in annualized cost savings.

▪
Innovation — EXFO launched 26 new products in fiscal 2009, including three in the fourth quarter, compared to 27 in 2008. Key product introductions in 2009 included laboratory and portable test solutions for characterizing 100 Gbit/s Ethernet and 40/43 Gbit/s SONET/OTN networks; a distributed PMD analyzer that allows network operators to cost-effectively upgrade their networks to 40 Gbit/s and 100 Gbit/s; new software releases for the IMS InterWatch platform and Packet Blazer product lines that support the migration of voice and video applications to the IPv6 (Internet Protocol, version 6) addressing scheme; and the next-generation FTB-500 multi-layer platform for high-end test applications in the field and central office. Following the year-end, the company released the industry’s first turnkey optical modulation analyzer for complete characterization of signals up to 100 Gbaud/s. Sales from products on the market two years or less accounted for 38.4% of total sales in fiscal 2009, including 38.8% in the fourth quarter, compared to 34.6% in fiscal 2008.

Business Outlook
EXFO forecasted sales between US$40 million and US$45 million and a GAAP net loss between US$0.06 and US$0.02 per share for the first quarter of 2010. GAAP net loss includes US$0.02 per share in after-tax amortization of intangible assets and stock-based compensation costs and assumes a pre-tax foreign exchange loss of US$0.03 per share to account for the significant decrease of the US dollar compared to the Canadian dollars since the end of the fourth quarter of fiscal 2009.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality and expected bookings for the remaining of the quarter.

Corporate Performance Objectives for Fiscal 2010-2012
Given the global economic recession in fiscal 2009, EXFO has adjusted its corporate performance metrics over a new three-year period extending from fiscal 2010 to 2012. The company has maintained its 20% sales CAGR objective, proposed to double EBITDA in dollars, and raised its gross margin target to 64% for the newly defined three-year period.

Corporate Performance Objectives for FY 2010-2012
Increase sales by a CAGR of 20% or more
Raise gross margin to 64%
Double EBITDA* in dollars

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain. See the following page on EXFO’s Website, www.EXFO.com/investors, for a reconciliation with GAAP net earnings (loss) in previous fiscal years.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2009. To listen to the conference call and participate in the question period via telephone, dial        1-416-641-6654. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 20, 2009. The replay number is 1-402-977-9141 and the reservation number is 21434695. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
EXFO is a leading provider of test and service assurance solutions for network service providers and equipment manufacturers in the global telecommunications industry. The Telecom Division offers a wide range of innovative solutions extending across the full technology lifecycle ― from design to technology deployment and onto service assurance ― and covering all layers on a network infrastructure to enable triple-play services and next-generation, converged IP networking. The Life Sciences and Industrial Division offers solutions in medical device and opto-electronics assembly, fluorescence microscopy and other life science sectors. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including the effect of the worldwide recession and the timing of the expected recovery on the telecom market for our customers and suppliers; fluctuating exchange rates and our ability to execute in these uncertain conditions; consolidation in the global telecommunications test, measurement and service assurance industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition .Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at August 31,

	2009	2008

Assets	(unaudited)

Current assets
Cash	$10,611	$5,914
Short-term investments	59,105	81,626
Accounts receivable
Trade	22,946	31,473
Other	2,752	4,753
Income taxes and tax credits recoverable	2,353	4,836
Inventories	30,863	34,880
Prepaid expenses	2,043	1,774
Future income taxes	5,538	9,140

	136,211	174,396

Tax credits recoverable	26,762	20,657

Forward exchange contracts	428	−

Property, plant and equipment	19,100	19,875

Intangible assets	16,859	19,945

Goodwill	22,478	42,653

Future income taxes	18,533	15,540

	$240,371	$293,066
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$21,650	$24,713
Deferred revenue	6,481	5,079

	28,131	29,792

Deferred revenue	4,195	3,759

	32,326	33,551

Shareholders’ equity

Share capital	104,846	142,786
Contributed surplus	17,758	5,226
Retained earnings	43,909	60,494
Accumulated other comprehensive income	41,532	51,009

	208,045	259,515

	$240,371	$293,066

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2009	Twelve months ended August 31, 2009	Three months ended August 31, 2008	Twelve months ended August 31, 2008

Sales	$36,507	$172,878	$50,943	$183,790

Cost of sales (1,2)	14,618	66,892	20,416	75,624

Gross margin	21,889	105,986	30,527	108,166

Operating expenses
Selling and administrative (1)	14,185	63,808	16,993	61,153
Net research and development (1, 3)	5,371	27,698	7,297	26,867
Amortization of property, plant and equipment	1,233	4,607	1,247	4,292
Amortization of intangible assets	1,147	5,067	1,402	3,871
Restructuring charges	1,171	1,171	–	–
Impairment of goodwill	–	21,713	–	–

Total operating expenses	23,107	124,064	26,939	96,183

Earnings (loss) from operations	(1,218)	(18,078)	3,588	11,983

Interest income (expense)	(86)	597	576	4,639
Foreign exchange gain	186	1,157	1,349	442

Earnings (loss) before income taxes and extraordinary gain	(1,118)	(16,324)	5,513	17,064
Income taxes
Current	413	561	(14)	(7,094)
Future	22	72	2,213	14,094
Recognition of previously unrecognized future income tax assets	(372)	(372)	–	(5,324)

	63	261	2,199	1,676

Earnings (loss) before extraordinary gain	(1,181)	(16,585)	3,314	15,388

Extraordinary gain	–	−	–	3,036

Net earnings (loss) for the period	$(1,181)	$(16,585)	$3,314	$18,424

Basic and diluted earnings (loss) before extraordinary gain per share	$(0.02)	$(0.27)	$0.05	$0.22
Basic and diluted net earnings (loss) per share	$(0.02)	$(0.27)	$0.05	$0.27
Basic weighted average number of shares outstanding (000’s)	59,553	61,845	68,082	68,767
Diluted weighted average number of shares outstanding (000’s)	59,553	61,845	68,550	69,318

(1) Stock-based compensation costs included in:
Cost of sales	$40	$137	$36	$148
Selling and administrative	221	858	232	830
Net research and development	118	414	100	294

	$379	$1,409	$368	$1,272

(2) The cost of sales is exclusive of amortization, shown separately.

(3) Net research and development expenses for the three and twelve months ended August 31, 2009 include recognition of previously unrecognized research and development tax credits of $1,902.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Comprehensive Income (Loss)
And Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended August 31, 2009	Twelve months ended August 31, 2009	Three months ended August 31, 2008	Twelve months ended August 31, 2008

Net earnings (loss) for the period	$(1,181)	$(16,585)	$3,314	$18,424
Foreign currency translation adjustment	(1,078)	(10,671)	(18,511)	(2,289)
Changes in unrealized gains (losses) on short-term investments	−	22	(9)	31
Unrealized gains (losses) on forward exchange contracts	(229)	(1,467)	(1,882)	962
Reclassification of realized gains (losses) on forward exchange contracts in net earnings (loss)	84	3,167	(770)	(3,915)
Future income taxes effect of the above items	44	(528)	822	909

Comprehensive income (loss)	$(2,360)	$(26,062)	$(17,036)	$14,122

Accumulated other comprehensive income

	Twelve months ended August 31,

	2009	2008

Foreign currency translation adjustment
Cumulative effect of prior periods	$51,129	$53,418
Current period	(10,671)	(2,289)

	40,458	51,129
Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	(96)	1,948
Current period, net of realized gains and future income taxes	1,172	(2,044)

	1,076	(96)

Unrealized gains (losses) on short-term investments
Cumulative effect of prior periods	(24)	(55)
Current period, net of future income taxes	22	31

	(2)	(24)

Accumulated other comprehensive income	$41,532	$51,009

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings

	Twelve months ended August 31,

	2009	2008

Balance – Beginning of period	$60,494	$42,330

Add (deduct)
Net earnings (loss) for the period	(16,585)	18,424
Premium on redemption of share capital	−	(260)

Balance – End of period	$43,909	$60,494

Contributed surplus

	Twelve months ended August 31,

	2009	2008

Balance – Beginning of period	$5,226	$4,453

Add (deduct)
Stock-based compensation costs	1,407	1,287
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(540)	(514)
Discount on redemption of share capital	11,665	−

Balance – End of period	$17,758	$5,226

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2009	Twelve months ended August 31, 2009	Three months ended August 31, 2008	Twelve months ended August 31, 2008

Cash flows from operating activities
Net earnings (loss) for the period	$(1,181)	$(16,585)	$3,314	$18,424
Add (deduct) items not affecting cash
Change in discount on short-term investments	24	597	(486)	1,035
Stock-based compensation costs	379	1,409	368	1,272
Amortization	2,380	9,674	2,649	8,163
Deferred revenue	(1,539)	1,706	482	47
Loss on disposal of capital assets	−	237	−	−
Impairment of goodwill	−	21,713	−	−
Future income taxes	(350)	(300)	2,213	8,770
Extraordinary gain	−	−	−	(3,036)
Change in unrealized foreign exchange loss (gain)	(414)	(1,955)	(1,619)	(1,093)

	(701)	16,496	6,921	33,582

Change in non-cash operating items
Accounts receivable	9,015	9,654	(4,193)	(4,338)
Income taxes and tax credits	(1,202)	(3,391)	(1,396)	(12,833)
Inventories	1,935	2,624	712	(2,166)
Prepaid expenses	(12)	(350)	379	(127)
Accounts payable and accrued liabilities	(1,870)	(2,409)	1,659	(1,416)

	7,165	22,624	4,082	12,702
Cash flows from investing activities
Additions to short-term investments	(88,561)	(438,460)	(72,800)	(717,020)
Proceeds from disposal and maturity of short-term investments	82,570	456,612	73,939	760,310
Additions to capital assets	(978)	(6,945)	(1,452)	(6,508)
Business combinations, net of cash acquired	−	(2,414)	(78)	(41,016)

	(6,969)	8,793	(391)	(4,234)
Cash flows from financing activities
Change in bank loan	−	−	(1,485)	−
Redemption of share capital	(793)	(26,871)	(4,675)	(8,068)
Exercise of stock options	15	56	−	61

	(778)	(26,815)	(6,160)	(8,007)

Effect of foreign exchange rate changes on cash	110	95	(199)	(88)

Change in cash	(472)	4,697	(2,668)	373

Cash – Beginning of period	11,083	5,914	8,582	5,541

Cash – End of period	$10,611	$10,611	$5,914	$5,914